DC

No Action
P.E. 1-20-03
1-06991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017655

March 14, 2003

Allison D. Garrett
Vice President & General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Act	1934
Section	
Rule	14a-8
Public Availability	3/14/2003

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

Dear Ms. Garrett:

This is in response to your letter dated January 20, 2003 concerning the shareholder proposal submitted to Wal-Mart by Sisters of St. Ursula. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kathleen A. Donnelly, SU
Social Justice Coordinator
Society of St. Ursula
50 Linwood Road
Rhinebeck, NY 12572

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 277-2345
allison.garrett@wal-mart.com

Allison Garrett
Vice President & General Counsel

January 20, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal Regarding Policies for Food Products Containing Genetically Engineered Ingredients

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The Proposal was submitted by the Society of St. Ursula (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2003 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2003 Proxy Materials on or about April 4, 2003, so that it may commence mailing the 2003 Proxy Materials by no later than April 11, 2003. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Proposal requests that the Board of Directors "review the Company's policies for food products containing genetically engineered ("GE") ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company." The Proposal's supporting statement (the "Supporting Statement") states that the report should "(1) identify the scope of the Company's products that are derived from/contain GE ingredients; (2) outline a contingency plan for sourcing non-GE ingredients should circumstances so require; (3) cite evidence of long-term safety testing that demonstrates that GE crops, organisms, or products thereof are actually safe for humans, animals and the environment."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(i) under the Exchange Act on the grounds that (a) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act; (b) Wal-Mart lacks the power to implement the Proposal; and (c) the Proposal relates to Wal-Mart's ordinary business operations.

Vague and Misleading (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (available July 30, 1992).

The Proposal is vague and misleading in at least the following respects:

1. The Proposal contradicts itself as to whether it applies only to "food products" or to all products.

While the "Resolved" portion of the Proposal requests a report related to "food products," the scope of the requested report, as detailed in the last paragraph of the Proposal, requests a report that relates to "the Company's products," without limitation to food products. This inconsistency within the Proposal causes the Proposal to be materially vague and misleading because it would make it impossible for shareholders to be certain of the intended scope of the Proposal.

2. The Proposal does not define what constitutes "genetically engineered ingredients."

The Proposal is vague and misleading because it does not define or describe what constitutes "genetically engineered ingredients." United States Food and Drug Administration ("FDA") Commissioner Jane E. Henney, M.D. explained that, "all crops have been genetically modified through traditional plant breeding for more than a hundred years." Larry Thompson, *Are Bioengineered Foods Safe?,* FDA CONSUMER MAGAZINE 2 (Jan.-Feb. 2000). Commissioner Henney's comments make it clear that the Proposal can apply to any and every crop and thus, to any product containing a product from any crop.

Consider the following example: the cross-pollination of two varieties of tomato plants can result in a new variety of tomato plant that has a new genetic combination. That genetic combination, while similar to the genetic combinations of the first two varieties, is not identical to either of them. The new variety of tomato resulting from the cross-pollination could be more disease-resistant, less attractive to insects, of a different taste, more likely to bear large fruit or more likely to bear fruit in a greater quantity. However, the possibility also exists that the new variety of tomato may prove to cause an allergic reaction for a person who is not allergic to any other variety of tomato. The new variety exists because of genetic alteration of an existing plant variety. We can rightly say that this new variety has been "genetically engineered," whether the cross-pollination occurs through the efforts of a commercial farmer, a gardener or a bee.

The broad sweep of the term "genetically engineered" contained in the Proposal leaves unclear whether the Proposal is intended to apply to such tomatoes. If the Proposal were presented in the 2003 Proxy Materials, its expansiveness would not be fully appreciated by Wal-Mart's shareholders and would mislead the shareholders.

3. The Proposal is misleading because it implies that, as a matter of fact, genetically engineered products present health risks.

The Proposal's litany of studies and regulation of genetically engineered products contains no facts supporting the notion that such products pose health risks to consumers. The Proposal does not acknowledge that United States federal agencies have not said that genetically engineered products are unsafe. The FDA, which is the primary federal agency overseeing the safety of food and drugs in the United States, has been reviewing genetically modified foods since 1992. In May 2002, the United States General Accounting Office (the "GAO"), in a report to Congress entitled "Genetically Modified Foods: Experts View Regimen of Safety Tests as Adequate, but FDA's Evaluation Process Could Be Enhanced," the GAO stated that "[genetically modified] foods pose the same types of inherent risks to human health as conventional foods." The full text of this report may be found at http://www.gao.gov/new.items/d02566.pdf.

The United States Department of Agriculture (the "USDA") has been reviewing the safety of bioengineered plants since 1987 and the Environmental Protection Agency (the "EPA") has been doing the same with respect to pesticidal plants since approximately 1993, and neither agency has declared these products to be unsafe. While some people may have concerns with genetically engineered products in general, the actions of these federal agencies suggest that the genetically engineered food products that are now sold in the U.S. are considered to be safe by the federal agencies that are responsible for regulating food products. The implications made by the Proposal in this regard would mislead Wal-Mart's shareholders were the Proposal to appear in the 2003 Proxy Materials.

4. The second bulletpoint of the Supporting Statement does not include a source citation.

The second bulletpoint of the Supporting Statement refers to "[r]esearch reported *to* the Ecological Society of America . . . [emphasis added]." The Proposal does not state *by whom* this information was reported to the Ecological Society of America, and is therefore a vague and misleading unsupported assertion of fact. The Staff has stated that, in drafting shareholder proposals, "shareholders should avoid making unsupported assertions of fact," and "should provide factual support for statements" or "phrase statements as their opinion where appropriate." See Section G.4. of Staff Legal Bulletin No. 14, July 13, 2001 ("SLB 14").

5. The fifth bulletpoint of the Supporting Statement is irrelevant, misleading and includes no source citation.

The fifth bulletpoint of the Supporting Statement says that, "[s]ince fall 2000, many millions of dollars have been spent by food companies in recalling food containing GE corn not approved for human consumption." This bulletpoint should not be included in the Proposal, as its inclusion implies that this piece of information bears some relation to Wal-Mart's operations when, in fact, it does not. This bulletpoint could mislead shareholders into thinking that Wal-Mart is one of the companies that spent a portion of these "millions of dollars." Additionally, the Proposal includes no source citation as to this piece of information, which makes this bulletpoint an unsupported assertion of fact.

6. The seventh bulletpoint of the Supporting Statement refers to "GE-Bt" without defining this term, and includes no source citation.

The seventh bulletpoint of the Supporting Statement says that, "[r]esearch has shown that GE-Bt crops are building up Bt toxins in the soil . . .." The Proposal does not define "GE-Bt," which makes this statement misleading because shareholders have no reason to understand the meaning of this term. Additionally, the reference to "research" with no source citation is a vague and unsupported assertion of fact.

7. The eighth bulletpoint of the Supporting Statement is irrelevant to the subject matter of the Proposal and is unrelated to Wal-Mart's business activities.

The eighth bulletpoint discusses adherence to voluntary planting guides in order to prevent pollution by crops engineered to produce pharmaceuticals and industrial chemicals. This bulletpoint is not germane in the context of the Proposal, and is in no way related to the business of Wal-Mart as Wal-Mart does not plant anything as a matter of ordinary business, and is therefore vague and misleading. Additionally, the bulletpoint does not cite a source and is therefore an unsupported assertion of fact. The Staff recently required deletion from a shareholder proposal of a statement that was substantially similar to that contained in this bulletpoint. *See Sysco Corporation* (Sept. 4, 2002) ("GE-crops grown for pharmaceutical purposes, including contraceptive effects, may contaminate other crops and soil and adversely effect [sic] human health").

8. The ninth bulletpoint of the Supporting Statement is misleading in its reference to the "Biosafety Protocol."

The Proposal cites the approval of the Biosafety Protocol by a number of countries other than the United States and implies that Wal-Mart is bound by the Protocol. However, the Proposal does not make clear that the United States is not a signatory to the Protocol. By thus citing an international document to which the United States is not a signatory, the Proposal could mislead Wal-Mart's shareholders by causing them to believe that this document is important to Wal-Mart's business when, in fact, it is not.

9. The tenth bulletpoint of the Supporting Statement is not relevant to the subject matter of the Proposal.

The tenth bulletpoint of the Supporting Statement says that "[c]ountries around the world . . . have instituted moratoriums or banned importation of GE seeds and crops." As Wal-Mart is not an exporter of "GE seeds and crops," this bulletpoint is not relevant to Wal-Mart's products, and is therefore not relevant to the subject matter of the Proposal. Additionally, no source is cited for this information, which makes this statement an unsupported statement of fact.

10. The eleventh bulletpoint of the Supporting Statement is an unsupported statement of fact.

The eleventh bulletpoint of the Supporting Statement says that "[l]abeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in approximately a dozen opinion polls in the U.S." In *Sysco Corporation* (Sept. 4, 2002), the Staff required the proponent to provide factual support for this statement "in the form of a citation to a specific source."

For all of the reasons discussed above, the Proposal is vague and misleading and omits to state material facts necessary to make the Proposal not misleading. The Proposal is comparable to a proposal submitted to Wal-Mart for inclusion in its 2001 proxy materials, with respect to the exclusion of which the Staff granted Wal-Mart a no-action response under Rule 14a-8(i)(3). *See Wal-Mart Stores, Inc.* (Apr. 2, 2001). The Proposal would mislead Wal-Mart's shareholders were it to be included in the 2003 Proxy Materials. Consequently, Wal-Mart has concluded that it may omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(3).

Wal-Mart Lacks the Power to Implement the Proposal (Rule 14a-8(i)(6))

The vague nature of the Proposal would make it impossible for Wal-Mart to implement the Proposal if Wal-Mart's shareholders adopted it, for the following reasons:

1. The scope of the Proposal is unclear and too broad for implementation to be possible.

As an initial matter, the Proposal does not define or limit the parameters of "'genetically engineered' ingredients." All crops have undergone and continue to undergo genetic modification through traditional and non-traditional breeding practices. Therefore, the Proposal would seem to apply to all products, which makes it completely impossible for Wal-Mart to implement.

Further, as stated above, the Proposal contradicts itself as to whether it is intended to apply to "food products" or to all of the Company's products. Even if the Proposal were intended to be limited to food products, this would mean that it applies to the vast array of food products that are "sold or manufactured" by Wal-Mart worldwide. If the Proposal is not intended to be limited to food products, then, in addition to this vast array of food products, it would also apply to the innumerable non-food products purchased or sole by Wal-Mart worldwide, such as, for example paper, printed materials, cosmetics and health care materials, and any product containing cotton or plastic. Either way (but particularly if the Proposal is intended to apply to all products), the vast scope of the Proposal makes implementation impossible. Even if "genetically engineered" ingredients were properly defined, Wal-Mart would not have the ability to accurately investigate what ingredients are in the products it buys and could not, at a reasonable cost, monitor the "ingredients" of each of the products it purchases from suppliers for resale to its customers.

Although Wal-Mart might be able, through extraordinary (and costly) efforts, to obtain assurances from manufacturers that their products were not genetically engineered or did not contain genetically engineered ingredients, Wal-Mart does not have the facilities to determine the continuing veracity of those assurances and thus could not implement the Proposal. One common occurrence in Wal-Mart's business will illustrate this point. Wal-Mart buys jeans from importers, purchasing these garments after they have arrived in the United States. The importers buy the jeans from manufacturers abroad. The manufacturers cut and sew fabric acquired from unrelated textile mills. The textile mills buy cotton and thread for weaving on the open market. It is impossible for Wal-Mart to monitor whether the jeans it sells to its customers contain cotton that comes from genetically engineered plants.

Also, the Proposal explicitly applies to products (whether food products or all products) "sold or manufactured" by the Company. Unlike the shareholder proposals addressed by the Staff in *The Kroger Co.* (Apr. 12, 2000) and *Bestfoods* (Feb. 14, 2000), the Proposal fails to distinguish between products either manufactured by the Company or specifically for the Company to be sold under its private label on the one hand and name-brand products purchased by Wal-Mart at wholesale for resale on the other hand. Instead the Proposal would require Wal-Mart to report on all genetically engineered products (whether food products or all products) "sold or manufactured" by the Company. The Proposal, if implemented, would require Wal-Mart to attempt to investigate the ingredients of all of the name-brand products (whether food products or all products) sold in Wal-Mart stores, in addition to private-label products. If the Proposal were adopted, the vagueness and incredible breadth of this requirement would make it impossible for Wal-Mart to implement the Proposal.

Finally, the scope of the requested report, as set forth in the last paragraph of the Proposal, is too extensive in its breadth. First, the Company is to "identify the scope of the Company's products that are derived from/contain GE ingredients." As discussed in detail above, Wal-Mart will not be able to achieve this. Second, the Company is to "outline a contingency plan for sourcing non-GE ingredients should circumstances so require." Wal-Mart cannot determine how to implement this requirement, if the Proposal were to pass. Third, the Company is to "cite evidence of long-term safety testing that demonstrates that GE crops, organisms, or products thereof are actually safe for humans, animals and the environment." This requirement asks Wal-Mart to do something that the Company is not qualified to do - to opine as to the safety of GE crops, organisms, or products thereof – and therefore is not possible.

As discussed above, studies have been conducted by various federal agencies on all genetically modified (in the "bioengineering" sense – as discussed above, products may also be genetically modified in ways that are considered "natural") food products that are currently sold in the United States, and no products are currently sold in the United States that have been determined by these federal agencies to be unsafe. This does not mean, however, that these federal agencies have released study results that affirmatively state that these products are "safe." Therefore, Wal-Mart will not be able to implement the Proposal.

2. The Proposal cannot be implemented "at reasonable cost," as stated therein.

The Proposal states that the requested report is to be developed "at reasonable cost," but the vast scope of the requested report, the parameters of which are set forth in the last paragraph of the Supporting Statement, makes its development at reasonable cost impossible. Even if this Proposal could be implemented to a significant degree, which Wal-Mart does not believe is the case, its implementation could significantly affect the financial performance of the Company and therefore negatively impact shareholder value.

For the reasons discussed above, if Wal-Mart's shareholders adopted the Proposal, the Proposal's vagueness would make its implementation impossible, particularly "at reasonable cost," as specified in the Proposal. Therefore, Wal-Mart has concluded that it may omit the Proposal from the 2003 Proxy Materials in accordance with Rule 14a-8(i)(6).

Ordinary Business Operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy statement if the proposal "deals with a matter relating to the company's ordinary business operations." While it is true that, in the past few years, the Staff has generally not found similar proposals to be excludable as relating to ordinary business matters, a recent no-action request granted by the Staff may indicate a change in this position. In *Hormel Foods Corporation* (Nov. 19, 2002), the Staff permitted exclusion of a shareholder proposal requesting that Hormel's board of directors review the company's standards regarding use of antibiotics by its meat suppliers and report to the shareholders. The proposal submitted to Hormel appears to be very similar in content and structure to the proposal received by Wal-Mart, both in terms of its request and its reasoning. The primary difference between the proposal submitted to Hormel and the Proposal is that the proposal submitted to Hormel requests a report on the use of antibiotics in the company's products, while the Proposal requests a report on the use of genetically-engineered ingredients in the Company's products. Because both proposals request reports on the modification of products sold by the respective companies, Wal-Mart has concluded that the Staff may permit it to omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2003 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2003 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2003 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.

Enclosures

cc: Kathleen A. Donnelley
Society of St. Ursula
50 Linwood Road
Rhinebeck, NY 12572

Exhibit A

Proposal and Related Correspondence

REPORT ON IMPACTS OF
GENETICALLY ENGINEERED FOOD
2003

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

Supporting Statement

There continue to be indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- The National Academy of Sciences (NAS) report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p. 14). Environmental problems from accidentally released transgenic animals such as fish or pigs could be difficult to identify and more difficult to remedy;
- Research reported to the Ecological Society of America indicated that a gene artificially inserted into crop plants to fend off pests can migrate to weeds in a natural environment and make the weeds stronger (8/8/2002);
- The NAS report, *Genetically Modified Pest-Protected Plants*, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);
- The NAS report *The Environmental Effects of Transgenic Plants* calls for "significantly more transparent and rigorous testing and assessment" of GE-plants (2/2002);
- Since fall 2000, many millions of dollars have been spent by food companies in recalling food containing GE corn not approved for human consumption;
- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that GE-Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- Crops engineered to produce pharmaceuticals and industrial chemicals could pollute the food system if companies and farmers do not adhere to the voluntary planting guides of the industry (10/21/2002).

Markets for GE-foods are threatened by extensive resistance:

- Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
- Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
- Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in approximately a dozen opinion polls in the U.S.

We urge that this report:

1) identify the scope of the Company's products that are derived from/contain GE ingredients;
2) outline a contingency plan for sourcing non-GE ingredients should circumstances so require;
3) cite evidence of long-term safety testing that demonstrates that GE crops, organisms, or products thereof are actually safe for humans, animals, and the environment.

SOCIETY OF ST. URSULA
50 Linwood Road
Rhinebeck NY 12572
(845) 876-4178

December 12, 2003

Thomas Hyde, Secretary
Wal-Mart Stores, Inc.
Bentonville AR 72716

RE: Agenda Item for 2003 Annual Shareholder Meeting

Dear Mr. Hyde:

The Sisters of St. Ursula are the beneficial owners of 50 shares of common stock in Wal-Mart Stores, Inc. Verification of our ownership is enclosed.

We are committed to socially responsible investing; our investments are chosen to have a positive impact on society. We are part of a growing number of investors who believe it is important to encourage companies to act in a socially responsible manner and to take ethical considerations into account in their business decisions.

There continue to be indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment. We request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004.

Through this letter we are now notifying the company of our co-sponsorship of the enclosed resolution regarding the REPORT ON IMPACTS OF GENETICALLY ENGINEERED FOOD 2003 and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are co-filing this resolution with other religious investors; Sinsinawa Dominicans, Inc. is the primary filer: with Sr. Regina McKillip, OP as the contact. A representative will be present at the annual shareholder meeting.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We would be very willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Kathleen A. Donnelly, SU

Kathleen A. Donnelly, SU
Social Justice Coordinator

REPORT ON IMPACTS OF GENETICALLY ENGINEERED FOOD 2003

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

Supporting Statement

There continue to be indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- The National Academy of Sciences (NAS) report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p. 14). Environmental problems from accidentally released transgenic animals such as fish or pigs could be difficult to identify and more difficult to remedy;
- Research reported to the Ecological Society of America indicated that a gene artificially inserted into crop plants to fend off pests can migrate to weeds in a natural environment and make the weeds stronger (8/8/2002);
- The NAS report, *Genetically Modified Pest-Protected Plants*, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);
- The NAS report *The Environmental Effects of Transgenic Plants* calls for "significantly more transparent and rigorous testing and assessment" of GE-plants (2/2002);
- Since fall 2000, many millions of dollars have been spent by food companies in recalling food containing GE corn not approved for human consumption;
- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that GE-Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- Crops engineered to produce pharmaceuticals and industrial chemicals could pollute the food system if companies and farmers do not adhere to the voluntary planting guides of the industry (10/21/2002).

Markets for GE-foods are threatened by extensive resistance.

- Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
- Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
- Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in approximately a dozen opinion polls in the U.S.

We urge that this report:

1) identify the scope of the Company's products that are derived from/contain GE ingredients;
2) outline a contingency plan for sourcing non-GE ingredients should circumstances so require;
3) cite evidence of long-term safety testing that demonstrates that GE crops, organisms, or products thereof are actually safe for humans, animals, and the environment.

ALGER

October 15, 2002

Mr. H. Lee Scott Jr.
President & CEO
Wal-Mart Stores, Inc.
702 S. W. Eighth Street
Bentonville, AR 72716-8611

Re: Sisters of St. Ursula

Dear Mr. Scott:

The Sisters of St. Ursula are beneficial owners of 50 shares of Wal-Mart Stores, Inc. These shares have been consistently held for more than one year. The Sisters of St. Ursula will be share owners at least until the next annual meeting.

Very truly yours,

Michael F. DiMeglio
Senior Vice President

MFD/lh
cc: Sr. Rosemary McNamara, SU
Sisters of St. Ursula

Fred Alger Management, Inc.
Executive Office: 111 Fifth Avenue · New York, New York 10003 · 212.806.8800
Administrative Office: 30 Montgomery Street · Jersey City, New Jersey 07302 · 201.547.3600 · fax 201.434.1459

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

The proposal requests the board review the company's policies for food products containing genetically engineered ingredients and report to shareholders on the risks, financial costs, benefits and environmental impacts of using these ingredients in items sold or manufactured by the Company.

We are unable to concur in your view that Wal-Mart may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific report in the sentence that begins "Research report to . . ." and ends ". . . make the weeds stronger (8/8/2001)";
- provide factual support in the form of a citation to a specific source for the sentence that begins "Since fall 2000 . . ." and ends ". . . approved for human consumption";
- delete the sentence that begins "Research has shown . . ." and ends ". . . effects on soil ecology";
- delete the sentence that begins "Crops engineered to. . ." and ends ". . . guidelines of the industry (10/21/2002)";
- provide a citation to a specific source for the sentence that begins "Countries around the world . . ." and ends ". . . GE seeds and crops"; and
- provide factual support in the form of a citation to a specific source for the sentence that begins "Labeling of GE foods . . ." and ends ". . . opinion polls in the U.S."

Accordingly, unless the proponent provides Wal-Mart with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Wal-Mart omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Bowes
Attorney-Advisor